Filed by Endocare, Inc. pursuant to Rule 425 under
the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended.
Subject Company: Endocare, Inc.
Registration No. 333-156921

201 Technology Drive • Irvine • California •92618
Telephone:	(949) 450-5400
Facsimile:	(949) 450-5300
Email: IR@endocare.com
Website: www.endocare.com
FOR RELEASE on January 26, 2009 at 6:00 am (EST)

Investor Contact:	Media Contact:	For Additional Information:
Matt Clawson	Len Hall	Terrence A. Noonan, Interim CEO
Allen & Caron, Inc.	Allen & Caron, Inc.	Michael R. Rodriguez, CFO
(949) 474-4300	(949) 474-4300	Endocare, Inc.
matt@allencaron.com	len@allencaron.com	(949) 450-5400
www.allencaron.com	www.allencaron.com	www.endocare.com
ENDOCARE ANNOUNCES FILING OF FORM S-4 REGISTRATION STATEMENT
RELATED TO PROPOSED MERGER WITH GALIL MEDICAL
IRVINE, CA (January 26, 2009) . . . Endocare, Inc. (NASDAQ: ENDO), an innovative medical device company focused on the development of minimally invasive technologies for tissue and tumor ablation, today announced that it has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) in connection with its proposed merger with Galil Medical Ltd. Once declared effective by the SEC, the final proxy statement/prospectus included in the Form S-4 will be mailed to Galil shareholders and Endocare stockholders prior to a stockholder meeting to vote on the merger proposal and other matters.
Endocare expects the merger to close sometime between the end of the first quarter and the end of the second quarter of 2009.
The merger and related transactions will combine the complementary clinical, technological and marketing strengths of the two companies. The combined company is expected to compete more effectively against other modalities of treatment which will allow it to accelerate technological innovation and promote the growing recognition of the safety and efficacy of cryoablation in the global healthcare marketplace.
About Endocare
     Endocare, Inc.—www.endocare.com— is an innovative medical device company providing minimally invasive technologies for tissue and tumor ablation. Endocare has initially concentrated on developing technologies for the treatment of prostate cancer and believes that its technologies have broad applications across a number of markets, including the ablation of tumors in the kidney, lung and liver and palliative intervention (treatment of pain associated with metastases).
About Galil Medical
     Galil Medical is a global medical device company that develops, manufactures and markets innovative products utilizing a proprietary cryoablation platform that incorporates powerful freezing technology and revolutionary 17-gauge cryoablation needle design. Galil has offices in Yokneam, Israel; Plymouth Meeting, Pennsylvania; and London. Shareholders include Thomas, McNerney & Partners, The Vertical Group, Investor Growth Capital, Elron Electronic Industries Ltd. (NASDAQ:ELRN) and RDC Rafael Development Corporation, Ltd.

     Certain matters set forth in this press release, including statements relating to the merger, such as the expected benefits of the merger and the anticipated closing of the transactions, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including failure to receive approval of the transaction by Endocare or Galil stockholders, the timing and receipt of regulatory approvals, the possibility that the anticipated benefits from the merger cannot be fully realized, if at all, or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Galil’s operations into Endocare will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry, including those detailed from time to time in Endocare’s reports filed with the SEC. There can be no assurance that the proposed merger and financing will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless required by law, Endocare undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
IMPORTANT ADDITIONAL INFORMATION
     IN CONNECTION WITH THE PROPOSED MERGER, ENDOCARE HAS FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4, WHICH INCLUDES A PRELIMINARY PROXY STATEMENT/PROSPECTUS OF ENDOCARE, AND OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION. STOCKHOLDERS OF ENDOCARE AND SHAREHOLDERS OF GALIL ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.
     Investors will be able to obtain free copies of the Registration Statement on Form S-4 and other documents filed with the SEC by Endocare through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Endocare’s other filings with the SEC may also be obtained from Endocare by making a request to Allen & Caron at (949) 474-4300. In addition, investors may access copies of the documents filed with the SEC by Endocare on Endocare’s website at www.endocare.com when they become available.
     Endocare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Endocare’s stockholders with respect to the transactions contemplated by the definitive merger agreement between Galil and Endocare. Information regarding Endocare’s directors and executive officers is contained in Endocare’s Registration Statement on Form S-4 filed with the SEC on January 23, 2009. As of December 31, 2008, Endocare’s directors and executive officers beneficially owned (as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) approximately 420,523 shares, or 3.6%, of Endocare’s common stock. You can obtain free copies of these documents from Endocare using the contact information set forth above.
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